Exhibit 2

TARO PHARMACEUTICAL INDUSTRIES LTD.
C/O AMERICAN STOCK TRANSFER
59 MAIDEN LANE
NEW YORK, NY 10038

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 1:00 a.m. Eastern Time on December 29, 2007. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 1:00 a.m. Eastern Time on December 29, 2007. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to TARO PHARMACEUTICAL INDUSTRIES LTD., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be received on or before 1:00 a.m. Eastern Time on December 29, 2007.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by TARO PHARMACEUTICAL INDUSTRIES LTD. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	TPHAR1	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
TARO PHARMACEUTICAL INDUSTRIES LTD.

Vote On Directors
1.	Election of Directors	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
01) Heather Douglas 02) Micha Friedman 03) Eric Johnston 04) Gad Keren	05) Barrie Levitt 06) Tal Levitt 07) Daniel Moros 08) Myron Strober	☐	☐	☐

Vote On Proposals						For	Against	Abstain

2.

Reappoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as the Company's independent registered public accounting firm and authorize the Audit Committee to fix the remuneration of said independent registered public accounting firm.

						☐	☐	☐

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)			Date

TARO PHARMACEUTICAL INDUSTRIES LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 31, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
TARO PHARMACEUTICAL INDUSTRIES LTD.

The undersigned hereby appoints Hannah Bayer, Zahava Rafalowicz and Samuel Rubinstein, and each or any of them, with full power of substitution and revocation to each of them, the attorney, agent and proxy of the undersigned, as to all Ordinary Shares of TARO PHARMACEUTICAL INDUSTRIES LTD. (the"Company") which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel on Monday, December 31, 2007 at 8:00 a.m. (Israel time) and at any and all adjournments thereof, to vote as fully and with the same force and effect as the undersigned might or could do if personally present and acting, with respect to the matters on the reverse side.

IF NO DIRECTIONS ARE INDICATED THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS ON THE REVERSE SIDE AND AS DETERMINED BY THE HOLDERS OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS TO COME BEFORE THE MEETING.

(To be Continued and Signed on the Other Side)